SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GBS ENTERPRISES INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36150G106

(CUSIP Number)

March 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36150G106

1.	Names of Reporting Persons. Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Number of Shares Beneficially Owned by Each Reporting Person with

	5.	Sole Voting Power 1,400,000 (see Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1400,000 (see Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400.000 (see Item 4)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person* IN

*          SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer: GBS Enterprises Incorporated (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 302 North Brooke Drive Canton, GA 30014

Item 2(a).	Name of Person Filing: Stephen D. Baksa
Item 2(b).	Address of Principal Business Office or, if none, Residence: 2 Woods Lane, Chatham, NJ 07928
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 36150G106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).
None of the above. The statement is filed pursuant to Rule 13d–1(c).

Item 4.	Ownership.
(a) Amount beneficially owned: 1,400,000 shares of Common Stock
(b) Percent of class: 6.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,400,000
(ii) Shared power to vote or to direct vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,400,000
(iv) Shared power to dispose or to direct the disposition of: 0

The foregoing amounts include 700,000 shares of Common Stock plus warrants (“Warrants”) to purchase an additional 700,000 shares of Common Stock.  The Company has advised the Reporting Person that, upon completion of a private placement of Common Stock and Warrants by the Company of March 11, 2011, the Company had 22,301,915 shares of Common Stock issued and outstanding.  Based on such information and assuming conversion of the Warrants owned by the Reporting Person, the Reporting Person beneficially owns approximately 6.1% of the Company’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011

/s/ Stephen D. Baksa
STEPHEN D. BAKSA